August 14, 2012

Re:       BRF-Brasil Foods S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
(File No. 1-15148)

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Humphrey:

We make reference to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F (the “Filing”) of BRF-Brasil Foods S.A. (“Brasil Foods”) for the fiscal year ended December 31, 2011, filed with the Commission on April 30, 2012 (File No. 1-15148) and to our responses to such Staff comments, filed with the Commission as correspondence on August 14, 2012.  We hereby acknowledge that:

•	Brasil Foods is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	Brasil Foods may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BRF-BRASIL FOODS S.A.

By: /s/  Leopoldo Viriato Saboya

Name:  Leopoldo Viriato Saboya

Title:  Chief Financial Officer